UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

April 22, 2020 – Atlantica Yield plc (“Atlantica”) is scheduled to hold its 2020 Annual General Meeting (“AGM”) on May 5, 2020, at c/ Francisco Silvela 42, 4 floor 28028 Madrid, Spain with a satellite meeting place at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom.

Atlantica’s Board of Directors would like to draw your attention specifically to Resolution 9, for which it is providing the explanation in the First Supplement to the AGM Notice attached.

In addition, in light of the social distancing measures recommended by the Canadian government and public health authorities to assist with reducing the impact of COVID-19, it is no longer possible for the AGM be held by satellite meeting at the offices of Skadden Arps Slate Meagher & Flom LLP, at 222 Bay Street, Suite 1750, Toronto ON M5K 1J5, Canada, as explained in the Second Supplement to the AGM Notice attached.  The AGM will continue to be held in Madrid, Spain, with a satellite meeting place in London, United Kingdom, at the same time and locations indicated in the AGM Notice.

Chief Financial Officer Francisco Martinez-Davis E ir@atlanticayield.com	Investor Relations & Communication Leire Perez E ir@atlanticayield.com T +44 20 3499 0465

Exhibit No.	Document
99.1	First Supplement to Notice of Atlantica Yield plc Annual General Meeting 2020
99.2	Second Supplement to Notice of Atlantica Yield plc Annual General Meeting 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: April 22, 2020